TC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 4/4/2002

SEC FILE NO.
8-49324

02022690

RECEIVED APR - 1 2002 365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (mm/dd/yy) AND ENDING 12/31/01 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HOTOVEC, POMERANZ & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

44 MONTGOMERY STREET, SUITE 800
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS HOTOVEC (415) 675-7400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 0 8 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

OATH OR AFFIRMATION

I, **THOMAS HOTOVEC**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HOTOVEC, POMERANZ & CO., LLC**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____
Signature

CFO
Title

____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hotovec, Pomeranz & Co., LLC

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Hotovec, Pomeranz & Co., LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Hotovec, Pomeranz & Co., LLC (the Company) as of December 31, 2001, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claim of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hotovec, Pomeranz & Co., LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter & Associates

March 14, 2002

Hotovec, Pomeranz & Co., LLC

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 218,780
Securities owned at market value	666,245
Commissions receivable	262,572
Due from officers	15,968
Furniture and equipment, net of	
$164,034 accumulated depreciation	181,793
Equipment under capital lease	8,400
Other assets	95,489
Total assets	$ 1,449,247

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 167,348
Commissions payable	112,429
Note payable	50,000
Capital lease obligation	8,233
Taxes payable	800
Total liabilities	338,810
Subordinated liabilities	175,000
Member's equity	935,437
Total liabilities and member's equity	$ 1,449,247

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz & Co., LLC

Statement of Income (Loss)

December 31, 2001

Revenues:	
Commissions	$ 2,057,235
Advisory fees	1,641,000
Interest, trading and investment income	128,166
Total revenue	3,826,401
Expenses:	
Compensation	1,659,172
Broker commissions	724,074
Clearing charges	480,983
Rent	400,353
Data services	170,481
Equipment rental	95,660
Professional fees	92,062
Depreciation	73,144
Interest	22,584
Other operating expenses	404,562
Total expenses	4,123,075
Loss before income taxes	(296,674)
Tax provision	6,170
Net loss	$ (302,844)

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz & Co., LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2001

	Member's Equity	Common Stock	Paid in Capital	Retained Earnings
December 31, 2000	$ 282,459	$ 20,000	$ 329,718	$ (67,259)
Capital contributions	955,822			
Net loss	(302,844)			
December 31, 2001	$ 935,437			

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz & Co., LLC

Statement of Cash Flows

December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(302,844)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	73,144
Deferred income taxes	4,570
(Increase) decrease in:	
Securities owned at market value	(662,682)
Commissions receivable	(58,626)
Due from officers	(15,968)
Other assets	(32,206)
Increase (decrease) in:	
Accounts payable and accrued expenses	116,390
Securities sold, not yet purchased, at market value	(719)
Commissions payable	(50,040)
Payable to broker	(28,504)
Taxes payable	800
Net cash provided (used) by operating activities	(956,685)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(64,069)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	955,822
Payments on capital lease obligation	(167)
Net cash provided (used) by financing activities	955,655
Net increase (decrease) in cash and cash equivalents	(65,099)
Cash and cash equivalents, beginning of year	283,879
Cash and cash equivalents, end of year	$ 218,780

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz & Co., LLC

Statement of Cash Flows

December 31, 2001

NON-CASH FINANCING AND INVESTING ACTIVITIES		
Purchase of equipment under capital lease obligation	$	8,400
Capital contributed by assuming a liability	$	55,821
SUPPLEMENTAL DISCLOSURES		
Income taxes paid	$	800
Interest paid	$	22,369

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz Co., LLC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2001

Subordinated liabilities at December 31, 2000	$175,000
Change:	-
Subordinated liabilities at December 31, 2001	$175,000

See independent auditor's report and accompanying notes.

Hotovec, Pomeranz & Co., LLC

Notes to the Financial Statements

December 31, 2001

(1) Organization and Nature of Business

Hotovec, Pomeranz & Co., LLC (the Company) is a California limited liability corporation whose office is in San Francisco, California. As a limited liability company, the member's liability is limited to their investment. The Company is a fully disclosed broker-dealer, registered with the National Association of Securities Dealers, Inc., and licensed by Securities and Exchange Commission (SEC).

(2) Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Commissions Receivable
The Company derives from commissions related to the sale of equity and debt securities, options, government securities and mutual funds.

Security Transactions
Are executed and carried by an independent broker-dealer on a fully disclosed basis. The Company does not receive or hold customers' securities or funds. Commissions and related expenses are recorded on a settlement date basis. Revenue and related expenses recorded on a settlement date basis are not materially different from trade date basis.

Securities Owned
Securities owned are valued at market value. The resulting difference between cost and market value is included in the Company's income (loss).

Securities Sold, Not Yet Purchased
Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

(2) Summary of Significant Accounting Policies - continued

Furniture & Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of the 200% declining-balance, half-year convention method over estimated useful life of five to seven years.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the member of the LLC is taxed on the LLC's taxable income. Therefore, no provision or liability for federal or state income taxes related to the LLC is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

(3) Long Term Note Payable

Long-term note payable at December 31, 2001 consists of an unsecured, $50,000 note payable to an individual with interest at 9%, payable in monthly installments of interest only, due August 15, 2003.

(4) Net Capital

The Company is subject to the SEC Net Capital Rule (SEC rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $585,618, which was $485,618 in excess of its required capital of $100,000.

(5) Income Taxes

Deferred tax assets were primarily due to net operating loss carryforwards, which expired in December when the Company restructured the entity to a limited liability company. Deferred tax expense relates to the expiration of these carryforwards. The components of the income tax provision for the year ended December 31, 2001 are as follows:

Current		
Federal	$ 0	
State	1,600	
Total current		$ 1,600
Deferred:		
Federal	$ 3,140	
State	1,430	
Total deferred		4,570
Tax provision		$ 6,170

(6) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. The Company accrues estimated litigation costs related to any filed legal actions that would not be covered by insurance. Although the amount of ultimate exposure, if any, cannot be determined at this time, the Company does not expect the final outcome of threatened or filed suits to have a material adverse effect on its financial position or operations.

(7) Risk Concentration

At December 31, 2001, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $169,213.

Ninety-nine percent of securities held at market value held at December 31, 2001 consisted of 950,000 shares of Duct Utility Construction and Technologies, Inc.

(8) Subordinated Liabilities

The borrowings under subordination agreements at December 31, 2001 consist of the following:

Note payable to individual with interest at 10%, Payable in monthly installments of interest only, Due January 15, 2003, unsecured	$ 75,000
Note payable to individual with interest at 9%, Payable in monthly installments of interest only, Due March 15, 2003, unsecured	$ 50,000
Note payable to individual with interest at 9%, Payable in monthly installments of interest only, Due June 15, 2003, unsecured	$ 50,000
	$175,000

The subordinated liabilities are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Operating Lease

The Company conducts its operation from facilities that are leased under non-cancelable operating leases. Additionally the Company leases furniture and equipment under various operating leases.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 2001:

Year	Leases
2002	$ 490,556
2003	511,630
2004	400,053
2005	8,120
	$1,410,359

(10) Capital Lease Obligations

Note Dated	Original Amount	Interest Rate	Monthly Payment	NBV Collateral	Balance 12/31/01
9/17/01	$ 8,400	21.8%	$ 235	$ 8,400	$ 8,233

(11) Restructure from a Corporation to an LLC

In December 2001, the Company completed a restructuring transaction, which converted the legal form of the Company from a C Corporation to an LLC. The ownership, management and operations of the Company remain unchanged as a result of this transaction.

(12) Related Party Transaction

HPC Ventures, LLC is the sole member of the Company as of December 31, 2001. During the year, the Company entered into a revolving line of credit agreement with HPC Ventures, LLC that is reported on the financial statements with other assets. As of December 31, 2001, the balance of the note receivable of $289 is included in other assets.

(13) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Hotovec, Pomeranz & Co., LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Net Capital:		
Total member's equity qualified for net capital		$ 935,437
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		175,000
Total capital and subordinated liabilities		$ 1,110,437
Less: Non-allowable assets		
Commissions receivable	$ 35,000	
Due from officers	15,968	
Furniture and equipment (net)	190,193	
Other assets	95,489	
Total non-allowable assets		336,650
Net capital before haircuts on securities		$ 773,787
Less: Haircuts on securities		100,026
Undue concentration		88,143
Net capital		$ 585,618
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $338,810 or $100,000, whichever is greater		100,000
Excess net capital		$ 485,618

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 698,476
Decrease in member's equity	(156,360)
Decrease in non-allowable assets	45,219
Increase in haircut on securities	(50)
Increase in undue concentration	(1,667)
Net capital per above computation	$ 585,618

Hotovec, Pomeranz & Co., LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2001

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through First Allied Securities, Inc. and Correspondent Services Corporation or otherwise processed in accordance with Rule 15c3-1(a)(2).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Hotovec, Pomeranz & Co., LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Hotovec, Pomeranz & Co., LLC (the Company) for the period ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated March 14, 2002.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 14, 2002

Hotovec, Pomeranz & Co., LLC

Annual Audit Report

December 31, 2001

ERNST WINTTER & ASSOCIATES
Certified Public Accountants